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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment to Schedule 13G)

                               The Vialink Company
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   9255Q 10 1
                                   -----------
                                 (CUSIP Number)

                                 Scott E. Derby
                            SDS Capital Partners, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2002
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Merchant Fund, L.P.
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:    OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             39,830,306
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                    0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        39,830,306
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power               0
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                39,830,306
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      25.3%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Partners, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   (See Instructions)
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           39,830,306
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      39,830,306
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                39,830,306
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      25.3%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   (See Instructions)
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           39,830,306
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      39,830,306
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                39,830,306
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      25.3%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     IN

--------------------------------------------------------------------------------

                                  INTRODUCTION
                                  ------------

     This Schedule 13D is being filed pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by SDS Merchant Fund, L.P., a Delaware limited partnership ("SDS" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of The Vialink Company, a Delaware corporation ("Vialink"). The Reporting Person filed a Schedule 13G on May 17, 2002 (the "Schedule 13G"). The Schedule 13G, as amended by this Schedule 13D, is referred to as the "Schedule 13D."

ITEM 1.  SECURITY AND ISSUER

     This  statement  relates  to  the  Common  Stock  of The  Vialink  Company.
Vialink's executive offices are located at 13155 Noel Road, Suite 700, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by SDS Merchant Fund, L.P., a Delaware limited partnership. SDS Capital Partners, LLC, a Delaware corporation, is the general partner (the "General Partner") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the General Partner. SDS is principally engaged in making investments. The address of the principal business office of SDS is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the General Partner is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been convicted in a criminal
               proceeding    (excluding    traffic    violations    or   similar
               misdemeanors).

          (e) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

          (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person used the following funds or other consideration to purchase the Series D Preferred Stock of Vialink:

     1. $900,000 evidenced by ninety (90) shares of Series B Preferred Stock at a stated value of $10,000 per share purchased pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated as of November 6, 2001;

     2. $5,000,000 evidenced by five hundred (500) shares of Series C Preferred Stock at a stated value of $10,000 per share purchased pursuant to a Series C Convertible Preferred Stock Purchase Agreement dated as of December 28, 2001; and

     3. $1,664,850 evidenced by bridge notes and accrued interest issued to the Reporting Person in August and September 2002.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisitions by the Reporting Person was to purchase securities of Vialink for investment purposes. On November 6, 2001, the Reporting Person purchased 150 shares of Series B Preferred Stock with a stated value of 10,000 per share and a Series B Warrant to purchase 2,500,000 shares of Common Stock pursuant to a Series B Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person converted 60 shares of Series B Preferred Stock in November 2001 and exercised the Series B Warrant in March 2002. The shares of Common Stock issued upon conversion of the 60 shares of Series B Preferred Stock and upon exercise of the Series B Warrant were subsequently sold. The remaining 90 shares of Series B Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

     On December 28, 2001, the Reporting Person purchased 200 shares of Series C Preferred Stock with a stated value of $10,000 per share and Series C Warrants to purchase 5,000,000 shares of Common Stock and 2,666,667 shares of Common Stock pursuant to a Series C Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person purchased an additional 300 shares of Series C Preferred Stock on March 25, 2002 pursuant to the Series C Convertible Preferred Stock Purchase Agreement. The shares of
Common Stock issued upon exercise of the Series C Warrants were subsequently sold, except for 2,096,667 shares of Common Stock. The 500 shares of Series C Preferred Stock were exchanged for shares of Series D Preferred Stock on September 30, 2002 (see below).

     On September 30, 2002, the Reporting Person purchased 630.4042 shares of Series D Preferred Stock with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 31,520,209 shares of Common Stock pursuant to a Series D Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person purchased $7,564,850 of the Series D Preferred Stock. The purchase price for the Series D Preferred Stock was paid by exchanging shares of Series B Preferred Stock issued in November 2001, shares of Series C Preferred Stock issued in December 2001 and March 2002, and bridge notes issued in August and September 2002.

     The Reporting Person may not convert shares of Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Reporting Person at such time, the number of shares of Common Stock which would result in the Reporting Person owning more than 4.99% of all of the Common Stock outstanding at such time. The Reporting Person may waive this restriction by providing Vialink with 61 days notice. The number of shares of Common Stock issuable to the Reporting Person upon conversion of the Series D Preferred Stock is 63,040,417 based on a fixed conversion price of $.12 per share. However, unless waived, the 4.99% restriction precludes the Reporting Person from converting in excess of 4.99% of all of the Common Stock outstanding at such time. Accordingly, the Reporting Person does not beneficially own the 63,040,417 shares.

     On October 1, 2002, the Reporting Person exercised the Series D Warrants and was issued 31,520,209 shares of Common Stock. Additionally, the Reporting Person was issued 6,213,430 shares of Common Stock as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock. Accordingly, the Reporting Person beneficially owns an aggregate of 39,830,306 shares of Common Stock (including the 2,096,667 shares of Common Stock previously issued upon exercise of the Series C Warrants).

     Except as may be provided herein or in the Purchase Agreements, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Vialink or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vialink or any of its subsidiaries; (iii) any change in the present board of directors or management of Vialink, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Vialink; (v) any other material change in Vialink's business or corporate structure, (vi) any changes in Vialink's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Vialink by any person; (vii) causing a class of securities of Vialink to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Vialink to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1. The Reporting Person.

          (a)  Amount beneficially owned: 39,830,306 shares of Common Stock.

          (b)  Percent of Class:  25.3%

          (c)  Number of shares as to which such person has:

               (i)      sole power to vote or direct the vote: 39,830,306

               (ii)     shared power to vote or direct the vote: 0

               (iii)    sole  power to dispose  or direct  the  disposition  of:
                        39,830,306

               (iv)     shared power to dispose or direct the disposition of: 0

2.  The General Partner - same as Mr. Derby, see below.

3.  Mr. Derby.

          (a)  Amount beneficially owned: 39,830,306 shares of Common Stock.

          (b)  Percent of Class:  25.3%

          (c)  Number of shares as to which such person has:

               (i)      sole power to vote or direct the vote: 0

               (ii)     shared power to vote or direct the vote: 39,830,306

               (iii)    sole power to dispose or direct the disposition of: 0

               (iv)     shared  power to dispose or direct the  disposition  of:
                        39,830,306

     During the past 60 days the Reporting Person has effected the following transactions:

     On September 30, 2002, the Reporting Person purchased 630.4042 shares of Series D Preferred Stock of Vialink with a stated value of $12,000 per share and Series D Warrants to purchase an aggregate of 31,520,209 shares of Common Stock pursuant to a Series D Convertible Preferred Stock Purchase Agreement between Vialink and the Reporting Person. The Reporting Person was issued 6,213,430 shares of Common Stock as an advanced first year dividend payment pursuant to the terms of the Series D Preferred Stock.

     On October 1, 2002, the Reporting Person exercised the Series D Warrants and was issued 31,520,209 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Vialink, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Series D Preferred Stock Purchase Agreement dated as of September 30, 2002 by and among The Vialink Company, SDS Merchant Fund, L.P. and each of the purchasers whose names appear on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Vialink on October 2,
               2002)

Exhibit 2 Certificate of Designation of the Series D Convertible Preferred Stock of The Vialink Company (incorporated by reference to
               Exhibit 4.2 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

Exhibit 3 Form of Warrant dated September 30, 2002 to purchase shares of Common Stock issued by The Vialink Company to SDS Merchant Fund, L.P. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Vialink on October 2, 2002)

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2002


                                        SDS MERCHANT FUND, L.P.
                                        By:  SDS Capital Partners, LLC,
                                             its General Partner


                                        By: /s/ Steven Derby
                                           ---------------------------
                                              Name:  Steven Derby
                                              Title: Managing Member


                                        SDS CAPITAL PARTNERS, LLC


                                        By: /s/ Steven Derby
                                           ---------------------------
                                              Name:  Steven Derby
                                              Title: Managing Member


                                        /s/ Steven Derby
                                        ------------------------------
                                                 Steven Derby